1000 Six PPG Place
Pittsburgh, PA 15222-5479
June 12, 2008
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549-7010
Attn:  Ms. Tracey McKoy and Mr. Dieter King

RE:	Allegheny Technologies Incorporated
Form 10-K for the fiscal year ended December 31, 2007
Filed February 26, 2008
Form 10-Q for the fiscal quarter ended March 31, 2008
Filed May 9, 2008
Definitive Proxy Statement filed March 25, 2008
File No. 001-12001
Dear Ms. McKoy and Mr. King:
     This letter sets forth our responses to the letter dated May 30, 2008 by the Staff of the Securities and Exchange Commission with respect to the Form 10-K for the year ended December 31, 2007, the Form 10-Q for the quarter ended March 31, 2008, and the Definitive Proxy Statement filed March 25, 2008 (the “Comment Letter”) for Allegheny Technologies Incorporated (the “Company”).
     Set forth below are the Company’s responses to each of the comments in the Comment Letter. For your convenience, the comments are reproduced in bold text below and are numbered to correspond to the comments in the Comment Letter, and are followed by the Company’s responses.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 1. Business, page 3
1. In future filings, please address the extent to which any of your segments is dependent on a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on the segment. We note, for example, that your high performance metals segment serves the aerospace and defense industries — which accounted for approximately 31% of your sales during fiscal year 2007 — by providing a variety of metals, including alloys for commercial and military jet engines. Due to consolidation in the aerospace and defense industries, it seems possible that while there may be fewer customers

Ms. Tracey McKoy
Mr. Dieter King
U.S. Securities and Exchange Commission
June 12, 2008

for your products some of those customers may now be purchasing more products from your high performance metals segment. Please see Item 10(c)(1)(vii) of Regulation S-K. In addition, we believe your business section disclosure would be enhanced if you included more information about the types of customers to which your segments sell their products and the uses to which those customers put those products. For example, if true, you could note that your high performance metals segment provides alloys to GE Aviation that are used to make components for jet engines.
The Company acknowledges this comment and will, in future filings, expand on our disclosures as applicable.
2. We note your discussion on page 15 of risks associated with government contracts, particularly the fact that some of your operating companies perform work directly for the U.S. government. In future filings please address whether any material portion of your business might be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the U.S. or other governments. Please see Item 101(c)(1)(ix) of Regulation S-K.
The Company acknowledges the comment and will, in future filings, address in our disclosures any material portion of our business which is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the U.S. or other governments.
Item 7. Management’s Discussion and Analysis of Financial Condition..., page 21
Financial Condition and Liquidity, page 37
3. We note your statement on page 37 that you “have no off-balance sheet financing relationships with variable interest or structured finance entities”. This statement is narrower than the scope of the off-balance sheet arrangements disclosure requirement contained in Item 303(a)(4) of Regulation S-K. In future filings, please address all off-balance sheet arrangements contemplated by Item 303(a)(4) of Regulation S-K.
The Company acknowledges the comment and will, in future filings, amend our disclosure in accordance with Item 303 (a)(4) of Regulation S-K.
Item 7.A. Quantitative and Qualitative Disclosures About Market Risk, page 48
4. In future filings, please disclose the extent to which financial instruments used to manage commodity and energy exposures have impacted the corresponding financial statement line items. Disclose also the extent to which future energy and commodity requirements are covered by existing financial instruments. Such disclosure is necessary for readers to fully understand the significance of these activities. If the amounts are immaterial, then please disclose that fact.

Ms. Tracey McKoy
Mr. Dieter King
U.S. Securities and Exchange Commission
June 12, 2008

The Company acknowledges the comment and will, in future filings, expand our disclosures.
Note 11 — Financial Information for Subsidiary Guarantors, p. 75
5. The December 31, 2007 and 2005 statements of cash flows report that the parent generated operating cash flows even though it has no cash and generates no revenue. Given the materiality of these amounts to consolidated operating cash flow, please tell us the source of these cash flows. The guidance in paragraph 136 of SFAS 95 regarding the classification of intercompany advances may be relevant. Note that the reported cash flow balances should only be impacted by actual cash transactions occurring during the period.
The parent company is the holding company for the subsidiary and non-guarantor subsidiaries. The Company routinely settles the intercompany cash and cost allocation amounts on a net basis with its operating units and subsidiaries. As such, operating cash flows include the net effect of intercompany activity between the parent, the subsidiary and non-guarantor subsidiaries. The Company believes this presentation is representative of the transactions between its operating entities. In future filings, we will expand our disclosures on the basis of presentation to include a description of how intercompany activity is presented in the condensed statements of cash flows.
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
General
6. Please provide us with an expanded description and accounting analysis of the transactions underlying the $49.6 million reclassification referenced in Note 3. The existing disclosure addresses a share repurchase but it is not clear whether a repurchase occurred during the March 31, 2007 quarter. Further, it is not clear why the adjustment caused a decrease in reported financing cash flows instead of an increase as described in paragraph 19.e. of SFAS 95, if applicable. We note that this issue appears to also have a material impact on reported December 31, 2007 financing cash flows.
The $49.6 million reclassification referenced in Note 3 was the value (cost) in the 2007 first quarter of stock that was repurchased by the Company from employees to settle the employees’ liability for taxes on share-based compensation that vested under the terms of the Company’s restricted stock retention award program and the Company’s total shareholder return incentive compensation program. As permitted under SFAS 123R, amounts acquired represent the statutory minimum withholding amounts that preserve equity treatment for the associated grants. As part of the administration of these share-based compensation programs, the Company permits employees to settle the tax withholding obligation by selling shares of the just-issued equity award back to the Company. As described in SFAS 95, paragraph 20.a., outlays to reacquire the enterprises’ equity instruments are a financing activity. This treatment is consistent with the

Ms. Tracey McKoy
Mr. Dieter King
U.S. Securities and Exchange Commission
June 12, 2008

presentation utilized in the Company’s 2007 Annual Report on Form 10-K. However during the first three quarters of 2007, the Company had previously classified the repurchase of shares for employee-owed taxes as an operating activity under the view that the cash paid for employee tax withholding was an element of payroll tax liability, and therefore an operating activity.
For interim reporting in the statement of cash flows filed in the March 31, 2008 Form 10-Q, this amount, $49.6 million, was combined with the cash inflow from the cash retained as a result of the tax deductibility of equity instruments issued under share-based payment arrangements, as described in SFAS 95, paragraph 19.e. under the line item description “Taxes on share-based compensation, net”. To clarify the presentation in future filings we will report these two cash flows as separate line items.
Proxy Statement for 2008 Annual Meeting of Stockholders
Compensation Discussion and Analysis, page 26
7. We note that your compensation discussion and analysis disclosure contains information about compensation programs available to all of your managerial employees. While some of this information is applicable to your named executive officers, some of it is not, such as the information about your discretionary bonus plan — for which your executive officers are ineligible. Your compensation discussion and analysis disclosure should focus on your named executive officers. In future filings please focus your compensation discussion and analysis disclosure on providing clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to your named executive officers. In addition, please strive to make this section easier to read by, for example, eliminating redundancies and omitting discussions that are not directly related to your named executive officers. Please see Item 402(a) and (b) of Regulation S-K.
The Company acknowledges the comment and will, in future filings, focus our compensation discussion and analysis disclosure on providing clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to our named executive officers. In addition, the Company will, in future filings, strive to increase the readability of our compensation discussion and analysis disclosure.
8. We note that throughout your compensation discussion and analysis disclosure you make reference to your compensation committee receiving advice from outside advisors and other unspecified parties. In future filings please identify the parties from whom your compensation committee receives advice or with which the committee consults.
The Company acknowledges the comment and will, in future filings, identify the parties from whom our Personnel and Compensation Committee (“Committee”) receives advice or with which the Committee consults, if applicable.

Ms. Tracey McKoy
Mr. Dieter King
U.S. Securities and Exchange Commission
June 12, 2008

9. In future filings, please consider adding illustrations to demonstrate the operation of the formulas or measures used to determine the size of payouts under the equity and non-equity compensatory plans in which your named executive officers participate.
The Company acknowledges the comment and will, in future filings, consider adding illustrations to demonstrate the operation of the formulas or measures used to determine the size of payouts under the equity and non-equity compensatory plans in which our named executive officers participate.
10. In future filings, please disclose how threshold, target and maximum targets are set for the Annual Incentive Plan and the Key Executive Performance Plans and why your compensation committee selected those targets.
The Company acknowledges the comment and will, in future filings, disclose how threshold, target and maximum targets are set for the Annual Incentive Plan and the Key Executive Performance Plans and why the Committee selected those targets.
Summary Compensation Table, page 39
11. We note your footnote disclosure to the non-equity incentive plan compensation column in the summary compensation table. The footnote disclosure does not provide sufficient information to enable an investor to determine how much of the total reported amount in the non-equity incentive plan compensation column for each year was contributed by each plan. In future filings, please itemize by plan name and dollar amount each of the components that together constitute the dollar amount reported in the non-equity incentive plan compensation column for each year.
The Company acknowledges the comment and will, in future filings, itemize by plan name and dollar amount each of the components that together constitute the dollar amount reported in the non-equity incentive plan compensation column for each year.
Grants of Plan-Based Awards for 2007, page 41
12. We note that you have not disclosed the specific numerical targets for the performance goals for your 2007 Annual Incentive Plan and your actual performance with respect to meeting those targets. Similarly, you have not disclosed the operational goals for your Key Executive Performance Plans or the performance criteria for your Performance/Restricted Stock Program. As these targets and goals appear to be material to your decisions regarding the amount of compensation and awards granted under these plans, you must disclose them, or tell us supplementally why disclosure of the targets would be likely to cause you substantial competitive harm. As noted in Instruction 4 to Item 402(b), this is the same standard that

Ms. Tracey McKoy
Mr. Dieter King
U.S. Securities and Exchange Commission
June 12, 2008

would apply to requests for confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 under the Securities Act of 1933, as amended, and Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Please note that we may have additional comments on whether you have met the standards for treating the information confidentially.
We address the Staff’s comments with respect to each of our 2007 Annual Incentive Plan, Key Executive Performance Plan and Performance/Restricted Stock Program separately below.
2007 Annual Incentive Plan.
We supplementally advise the Staff that for our 2007 Annual Incentive Plan, the Operating Earnings target, which had a 40% weighting, had threshold, target and maximum targets of $725 million, $1,005 million and $1,165 million, respectively, and that our 2007 actual operating earnings were $1,230 million. In addition, the Operating Cash Flow target, which had a 30% weighting, had threshold, target and maximum targets of $345 million, $426 million and $563 million, respectively, and that our 2007 actual operating cash flows were $778 million. The remaining performance targets for our 2007 Annual Incentive Plan, as disclosed on page 22 of our 2008 Definitive Proxy Statement, were inventory turns, yield improvements, lost time incidents, recordable incidents, delivery performance and quality/complaints (the “Other AIP Targets”). The Company does not believe that it is required to disclose the Other AIP Targets because they are both proprietary, competitively sensitive information and not material to an understanding of our 2007 Annual Incentive Plan awards. We believe that the non-materiality of the Other AIP Targets under our 2007 Annual Incentive Plan constitutes an independent and sufficient basis for omitting disclosure of these performance targets, and that the showing required by Instruction 4 to Item 402(b) of Regulation S-K (“Instruction 4”) is not applicable to information that is not material. Moreover, the Other AIP Targets are not individually material to an understanding of our 2007 Annual Incentive Plan awards because none of them is weighted more than 5% for any named executive officer. In future proxy statements, we intend to disclose both our Operating Earnings target and our Operating Cash Flow target, which together accounted for 70% of the 2007 Annual Incentive Plan awards, for the completed fiscal year to which the proxy statement relates.
Performance/Restricted Stock Program.
One-half of the stock-based awards under the Company’s Performance/Restricted Stock Program (“PRSP”) are solely performance-based and the other half has both a performance-based component and a time vesting component. The performance criterion used for all performance-based awards under the PRSP for the period of January 1, 2007 through and including December 31, 2009 is $900 million in net income (determined in accordance with U.S. generally accepted accounting principles), as described in the first paragraph under the heading “Performance/Restricted Stock Program (“PRSP”)” on page 43 of our 2008 Definitive Proxy Statement. Accordingly, we respectfully believe that the Company has disclosed the performance criteria applicable to the PRSP.

Ms. Tracey McKoy
Mr. Dieter King
U.S. Securities and Exchange Commission
June 12, 2008

Key Executive Performance Plan.
The Company’s Key Executive Performance Plan (“KEPP”) consists of two levels under which awards are potentially payable. The first level requires payment of cash bonuses if a designated threshold level of income before taxes for the relevant performance measurement period is achieved. On page 44 of its 2008 Definitive Proxy Statement, the Company disclosed the three applicable performance measurement periods, ten gradients of income before taxes for each measurement period and, with respect to the completed 2005-2007 measurement period, the Company’s actual income before taxes and the corresponding payout. Accordingly, we respectfully believe that the Company has disclosed the operational goals with respect to the first level of the KEPP.
Level two of the KEPP utilizes specific proprietary weighted performance goals, which goals differ for each of the three applicable performance measurement periods. If income before taxes under the first level of the KEPP exceeds the maximum performance level, level two of the KEPP is ignored and cash payments are paid out under level one of the KEPP only. In each year of the KEPP’s existence, income before taxes under level one has exceeded the maximum performance level, so no awards have ever been made under level two of the KEPP. Because no awards have ever been paid out under level two of the KEPP, the level two KEPP targets (the “Level Two Goals”) are not material to an understanding of the KEPP awards that have been paid out and need not be disclosed. Even if awards were made under level two of the KEPP, the Company does not believe it would be required to disclose the Level Two Goals as explained below.
The performance goals for the 2005-2007 performance measurement period included goals relating to succession planning, cost savings, leverage ratio, pension funding, credit ratings, certain business and product growth and development, and union relations matters. For the 2006-2008 performance measurement period, the performance goals include items relating to global positioning, certain business segment restructuring, union relations matters, succession planning, growth of certain business segments and average return on capital goals. The performance goals for the 2007-2009 performance measurement period include goals relating to union relations matters, facility construction, succession planning, segment diversification, supplier relations matters, pension plan matters, certain debt matters, and credit rating matters. Even if awards were made under level two of the KEPP, which no such awards have been made to date, the Company does not believe that it is required to disclose its Level Two Goals because it would cause the Company competitive harm and lead to investor confusion.
     Competitive Harm.
Instruction 4 provides that the Company need not disclose the Level Two Goals if such disclosure would result in competitive harm to the Company. Instruction 4 and the Staff’s response to Question 3.04 of the Interpretive Guidance regarding Item 402 of Regulation S-K — Executive Compensation (last updated August 8, 2007) further provide that the standard used in determining whether disclosure would cause competitive harm is the same standard applicable to requests for confidential treatment of confidential trade secrets or confidential commercial or

Ms. Tracey McKoy
Mr. Dieter King
U.S. Securities and Exchange Commission
June 12, 2008

financial information pursuant to Securities Act Rule 406 under the Securities Act of 1933, as amended, and Exchange Act Rule 24b-2 under the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder.
The courts have interpreted Exemption 4 as affording protection from disclosure to information that is (i) commercial or financial, (ii) obtained from a person outside the government and (iii) privileged or confidential. Gulf & Western Industries, Inc. v. United States, 615 F.2d 527, 529 (D.C., Cir. 1979); National Parks & Conversation Ass’n v. Morton, 498 F.2d 765, 766 (D.C. Cir. 1974), subsequent appeal sub nom. National Parks & Conversation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976). Under this standard, in order to show the likelihood of competitive harm, it is not necessary to show actual competitive harm. National Parks & Conservation Ass’n v. Morton, 498 F.2d at 770.
The Company believes that, for the reasons discussed below, the Level Two Goals are exempted from disclosure under Exemption 4 because they meet all three requirements referred to above: the information (1) is commercial and financial, (2) was obtained from a person outside of the government and (3) is confidential. Disclosure of the Level Two Goals could cause competitive harm to the Company and also would likely be confusing for investors.
Disclose of the proprietary Level Two Goals would provide the Company’s competitors, suppliers and other third parties with whom it deals with detailed information not currently publicly available. This information would arm these third parties with unfair strategic advantages or bargaining leverage afforded by a detailed insight into the Company’s strategic business goals, ability (or lack thereof) to be flexible in achieving them, and its cash and other resources available to accomplish these goals.
More specifically, such disclosure could competitively harm the Company in the following ways, among others:
•	Competitors. The Company’s business is highly competitive and is characterized by intense competition on a national and international basis. There are several competitors in each product market served by the Company. Disclosure of the Level Two Goals would provide current or future competitors with important insights into forward-looking financial metrics from the Company’s confidential operating plan and would expose the Company to substantial harm from competitors in a variety of ways. By gaining knowledge of the Company’s goals with respect to certain forward-looking financial metrics and other areas, competitors would be able to use this information to make strategic decisions about how best to compete with the Company. In particular, competitors could use such information to strategically underbid the Company’s pricing, to focus resources on customers or products targeted by the Company for expansion and to compete with the Company for acquisition opportunities. In addition, if we disclose Level Two Goals with respect to certain product lines, facility construction or business growth or development, competitors know where we

Ms. Tracey McKoy
Mr. Dieter King
U.S. Securities and Exchange Commission
June 12, 2008

believe that the most market opportunity exists and where the best future market opportunities lie. This would enable competitors to negate our strategic competitive advantage thereby causing us to lose market share and revenue. This type of information, which the Company does not have about its competitors, would place the Company at a significant competitive disadvantage and result in competitive harm to the Company.

In addition, because the market in which the Company competes for executive talent is highly competitive, disclosure of the Level Two Goals could be used by the Company’s competitors and/or executive recruiters to offer competing employment packages to the Company’s executives. The Company believes that the disclosure of the Level Two Goals would place the Company at a significant competitive disadvantage for executive talent and could result in the loss of key executives, which would harm the Company and its stockholders.

The Level Two Goals reflect confidential financial projections over a multi-year period (usually three years). The disclosure of forward-looking financial metrics that are designed to focus senior management on achieving critical multi-year operational goals in the Company’s confidential operating plan would provide its competitors (both in the industry and for talent) with valuable knowledge of the Company’s business strategy and would likely result in competitive disadvantage.

•	Suppliers. Our suppliers also stand to gain an unfair competitive advantage through disclosure of the Level Two Goals. For example, if suppliers knew which supply contracts management was incentivized to extend or terminate, the supplier would gain significant negotiating leverage over us thereby increasing our supply contract costs.

•	Creditors/Credit Market. Our current and future lenders would also be given an unfair negotiating advantage by gaining knowledge of our plans for new credit facilities as well as our plans for our existing credit facilities. This would likely negatively impact our future access to the credit markets.

•	Labor. Public disclosure of our planned union negotiation priorities and strategies would give the applicable unions significant negotiating leverage against us thereby increasing our compensation and employee benefits expenses. For instance, if a particular union knew that we deemed it important to negotiate a new collective bargaining agreement, the union would have an upper-hand in those negotiations.
Because public disclosure of the Level Two Goals would cause substantial harm to our competitive and financial position, and such information has not previously been made publicly available and, to the best of our knowledge, will not be required to be made public by any other government or regulatory authority, we believe the disclosure of the Level Two Goals would cause competitive harm to the Company within the meaning of Exemption 4 and consistent with

Ms. Tracey McKoy
Mr. Dieter King
U.S. Securities and Exchange Commission
June 12, 2008

the case law interpretations of competitive harm discussed above, and, therefore, we would not be required to disclose the Level Two Goals.
     Investor Confusion.
Many of the Level Two Goals cannot be objectively measured and the Committee’s evaluation of whether a particular goal has been met may be subjective in nature. To require disclosure of these subjective Level Two Goals before the Committee has determined to what extent they have been met would likely cause confusion to investors to the extent their interpretations and expectations differ from the Committee’s subsequent determinations. Requiring disclosure of only the quantitative Level Two Goals would only serve to further confuse investors by presenting merely a partial picture of the Level Two Goals. In addition, such a watered-down disclosure of the Level Two Goals would clearly not be material to an investor’s understanding of our named executive officers’ compensation.
The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in their filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned, Richard J. Harshman at (412) 394-2861 or Jon D. Walton at (412) 394-2836, with any questions or comments.
Very truly yours,

/s/ Richard J. Harshman	/s/ Jon D. Walton

Richard J. Harshman	Jon D. Walton
Executive Vice President, Finance and Chief Financial Officer	Executive Vice President, Human Resources, Chief Legal and Compliance Officer, General Counsel and Corporate Secretary
cc:  L. Patrick Hassey